Exhibit 14.1

CODE OF BUSINESS ETHICS AND CONDUCT

Electronic Cigarettes International Group, Ltd., (the “Company” or “ECIG”) is committed to conducting our business in accordance with applicable laws, rules, and regulations and the highest standards of business ethics. This Code of Business Ethics and Conduct (the “Code of Ethics”) reflects the business practices and principles of behavior that support this commitment. We expect every officer, director, and employee of the Company, its subsidiaries and affiliates to read and understand the Code of Ethics and abide by it in the performance of his/her business responsibilities. The Code of Ethics is designed to represent key guiding principles for the Company’s officers, directors, and employees and should not be understood to replace or eliminate any additional obligations set forth in applicable Company personnel policies or agreements.

This Code of Ethics does not cover every issue that may arise. If you have any questions about the proper course of conduct in any situation, you should seek assistance from your manager, the Company’s legal counsel or other Company resources.

To the extent that a law conflicts with a policy in this Code of Ethics you must comply with the law; however, if a local custom or policy conflicts with this Code of Ethics, you must comply with the Code of Ethics.

Any waivers of the Code of Ethics for directors or officers must be approved by the Company’s Board of Directors. The Company will disclose any such waivers as required by law or regulation.

Absent a waiver, issued in accordance with the requirements of the Code of Ethics and any applicable law or listing standard, each Company employee must abide by our Code of Ethics. Adherence to the Code of Ethics is a condition to employment. Violators of the Code of Ethics are subject to disciplinary action, up to and including termination of employment. Violations of the Code of Ethics by agents of the Company might also result in disciplinary action against those officers, directors or employees with responsibility and oversight of those agents. Violations of this Code of Ethics may also mean that you or the Company’s agents are breaking the law, subjecting you (and possibly the Company) to criminal or civil sanctions or penalties, including monetary fines and/or prison.

I.	Fair Dealing and Ethical Conduct

The Company and its employees are committed to achieving the mission and goals of the Company. The successful business operation and reputation of the Company are built upon the principles of fair dealing and ethical conduct of our employees. Our reputation for integrity and excellence requires careful observance of the spirit and letter of all applicable laws and regulations, as well as a scrupulous regard for the highest standards of conduct and personal integrity.

The continued success of the Company is dependent upon the trust of our customers, shareholders, partners and other stakeholders, and we are dedicated to preserving that trust. Employees owe a duty to the Company, and its stakeholders, to act in a way that will merit the continued trust and confidence of the public and maintain the Company’s reputation for ethical behavior. The Company is committed to providing all its stakeholders with appropriate, accurate and timely communications on achievements and prospects.

You should endeavor to respect the rights and deal fairly with the Company’s customers, suppliers, competitors and employees. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited. You may not use corporate property, information or position for improper personal gain.

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II.	Compliance with Laws, Rules and Regulations

The Company expects its directors, officers, and employees to conduct business in accordance with the letter, spirit, and intent of all relevant laws and to refrain from any illegal, dishonest, or unethical conduct. This includes, but is not limited to: scientific integrity in the conduct and presentation of research; the integrity of any filings with or data presented to regulatory bodies; accounting integrity and compliance; adherence to environmental legislation and standards; fulfillment of and respect for all confidentiality and privacy obligations, whether by law or contract; observance of antitrust laws; compliance with applicable local and international regulatory regimes, such as laws and regulations relating to anti-corruption and anti-bribery, economic sanctions and trade embargoes, anti-boycott activities, and export controls; and a clear process for employees to voice any concerns that they may have in these areas. The Company also expects officers, directors, and employees to take steps to ensure agents of the Company are fully informed of and abide by applicable portions of this Code of Ethics relating to bribes and kickbacks, export controls and Anti-Corruption Laws (as defined below).

The Company employees must comply fully with the provisions of all laws - federal, state and local - affecting the Company’s businesses. Company employees must also comply fully with the foreign laws of those nations in which we do business. Violations of federal, state and local law in the United States, as well as foreign law, may result in criminal and civil prosecution of the Company and offending or supervising employees, as well as disciplinary action up to and including termination.

You are responsible for being aware of the laws and regulations relevant to your job activities. In addition, Company managers must diligently monitor the observance by their subordinates of applicable laws and regulations.

It is contrary to Company policy for any person to request, pressure or order a Company employee to act in violation of the law. Any such request or order must be brought to the attention of your immediate supervisor or business unit leader.

The following discussion of some of the primary laws affecting the Company’s businesses is intended to provide general guidance. It is not intended to be a complete discussion of all statutes and regulations imposing duties on the Company and its employees.

Officers and managers are expected to stay abreast of legal developments affecting areas of their responsibility and report such developments to affected Company employees.

Antitrust

The basic purpose of the antitrust laws is to protect and provide an open economic environment for independent businesses to compete in markets free from collusive or exclusionary behavior. When this objective is frustrated by (1) concerted action (i.e., coordination among competitors) or (2) abuse of market position (i.e., monopolistic conduct), the antitrust laws are violated and our free market system is subverted. It is the longstanding policy of the Company to observe and comply strictly with both the spirit and letter of the antitrust laws - both domestic and foreign.

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Penalties for violating the United States antitrust laws can be onerous. Any individual who authorizes, orders or participates in conduct found to violate the U.S. Sherman Act may be fined up to $1 million for each violation and imprisoned up to ten years, and corporations that violate the U.S. Sharman ct may be fined up to $100 million. Individuals found to have violated the antitrust laws have been required to serve substantial prison terms. A company may also be required to pay treble damages also potentially in the many millions of dollars - to competitors and other private parties injured by its anticompetitive conduct. Similar laws and regulations exist in other jurisdictions throughout the world, and concerted actions and abuse of market power may result in substantial fines and/or prison sentences in those jurisdictions.

The antitrust laws are complex. However, here are a few “don’ts” of antitrust:

•	Don’t discuss prices with competitors ever.
•	Don’t agree with competitors to restrict or increase levels of output.
•	Don’t divide customers, markets or territories with competitors.
•	Don’t agree with competitors to boycott suppliers or customers.
•	Don’t require a customer to buy products only from the Company.
•	Don’t require a supplier to purchase products from the Company as a condition of the Company’s purchasing products from the supplier.
•	Don’t use one product as leverage to force or induce a customer to purchase another product.
•	Don’t forget the federal antitrust laws apply to the Company activities engaged in overseas if they affect United States commerce.
•	Don’t prepare documents or make presentations without considering the antitrust implications.
•	Don’t offer a customer prices or terms more favorable than those offered competing customers unless justified by cost savings, the need to meet competition or changed market conditions.
•	Don’t cover up any wrongdoing, but report it promptly to your supervisor.

This policy is not intended as a comprehensive review of the antitrust laws, and is not a substitute for expert advice. If you have questions concerning a specific situation, you should contact the Chief Executive Officer (the “CEO”) or the Chief Financial Officer (the “CFO”).

Bribes and Kickbacks

Company employees may not under any circumstances accept or pay bribes, kickbacks or other similar remuneration or consideration. Accepting or paying bribes or kickbacks is a crime punishable by imprisonment and could subject the Company to criminal proceedings. To avoid even the appearance of impropriety, you should not engage in personal transactions with customers or suppliers with whom you have direct authority and decision making power to transact Company business. You should also not accept gifts or entertainment from customers and suppliers, except as permitted by Company policy, discussed below. Company employees are also responsible for ensuring that agents of the Company are fully aware of their obligations and duties under applicable anti-corruption and anti-bribery laws.

Environmental Protection

The Company recognizes that air, land and water are finite resources and must be protected and used wisely in order to assure their survival for future generations. To that end, the Company is committed to observing sound environmental practices. Company employees must fully comply with all federal, state and local environmental laws. If you are aware of any situation in which the Company may not be complying with environmental laws, contact your immediate supervisor.

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Export Controls

The Company complies, and all of its employees are required to comply, scrupulously with United States export control laws and regulations, as well as any other export control laws and regulations of other jurisdictions where the Company operates.

The Company and all of its employees are required to comply scrupulously with the conditions, limitations, provisos, requirements and terms of all licenses and other United States government authorizations (including, without limitation, export licenses, technical assistance agreements and manufacturing licensing agreements) in connection with any export, import, re-export, transfer, sale, marketing activity or proposal by the Company.

Failure to comply with United States export control laws and regulations, or any licenses or other United States government authorizations, can result in severe penalties for the Company and the individuals involved. Any associate who violates export control requirements would be subject to disciplinary action, including termination of employment, and may be subject to civil and/or criminal penalties imposed by the United States government.

To ensure full compliance with United States export control laws and regulations, all employees should be aware of the following:

•	Employees are responsible for complying scrupulously with United States export control laws and regulations, including all applicable export licenses and other export authorizations issued by the United States government.

•	Employees should be especially aware of the potential for exports in any dealings with foreign persons, such as going on foreign travel, hosting foreign visitors, having technical interactions with foreign persons or engaging in marketing activities that address technical issues.

Political Contributions & Payments to Officials

The Company complies, and requires that all its employees worldwide and its joint ventures, agents, distributors and other representatives comply with the letter and the spirit of the Foreign Corrupt Practices Act (“FPCA”) and the UK Bribery Act of 2010 (the “UK Bribery Act”) (collectively the “Anti-Corruption Laws”).

The primary purpose of the Anti-Corruption Laws is to prohibit the payment of bribes, in any form, to foreign officials in order to secure or retain business. Specifically, the Anti-Corruption Laws prohibit the giving or offering of anything of value (hereinafter referred to as “bribes”) to foreign officials, foreign political parties or candidates for foreign political office in order to obtain, keep or direct business or otherwise obtain a business advantage. It is important to note that the Anti-Corruption Laws’ prohibitions are not limited to monetary payments but can include a wide range of non-monetary benefits as well. Also prohibited are indirect bribes made through an intermediary (such as an agent, representative or consultant) knowing that there is a high probability that the intermediary will use all or a portion of the bribe for a prohibited purpose. The UK Bribery Act also prohibits any improper payments made to private individuals, in addition to foreign officials.

In addition, the Anti-Corruption Laws include certain requirements with respect to accounting records that are designed, among other things, to prevent concealment of bribes. The Anti-Corruption Laws require that the Company’s books, records and accounts be kept accurately to reflect all transactions and disposition of Company assets. The following are specifically prohibited: maintaining secret or unrecorded funds or assets; falsifying records; and providing misleading or incomplete financial information for audit.

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Violation of the Anti-Corruption Laws may result in civil and criminal prosecution. For example, if the Company is found to have violated the FCPA, it may be fined up to $2 million or twice the gross gain or loss from the offense, whichever is greater. An individual may be fined $250,000 or twice the gain or loss from the offense, whichever is greater, and may be subject to imprisonment for up to five years. The Company will not pay fines imposed on individuals. The Company will take all necessary disciplinary action, including possible dismissal, against employees violating these policies.

There are very limited circumstances under which a payment to a foreign official may be permissible under the Anti-Corruption Laws. For example, a payment that is reasonable in amount and is directly related to the promotion, demonstration or explanation of a product or the execution of a government contract may be permitted. These payments may include travel and lodging expenses. Another example is a payment that is lawful under the written laws or regulations of a foreign country. The application of these exceptions to a particular situation involves a legal determination, and employees should consult with their legal department prior to authorizing any payments under one of these exceptions.

Payments to facilitate or expedite performance of a routine governmental action, also known as “facilitation payments,” are not permitted by the UK Bribery Act and are therefore strictly prohibited. There may be very rare occasions, in particular where an individual’s health or safety is threatened, where such payments may be acceptable. In such circumstances, they must be reported to the legal department immediately and must be recorded accurately in the Company’s books and records. To the extent possible, employees should consult with their legal department prior to authorizing any facilitation payments.

Under the UK Bribery Act, the Company can also be liable for failing to prevent its employees or individuals acting on its behalf from paying bribes. The Company has established procedures to reduce the likelihood of prohibited bribes by intermediaries, i.e., joint venture partners or agents, distributors or consultants. First, it is the Company’s policy to obtain background information on the intermediary to assess the potential for violation. Second, it is the Company’s policy to enter into a written agreement with respect to intended disposition of fees and compliance with the Anti-Corruption Laws. All such agreements must be approved by the legal department prior to execution.

Additional and more detailed information, guidelines and policies are available from your division’s legal office, and employees are expected to comply with their division’s requirements and guidelines. Because the status of certain types of payments may be unclear, employees must review with the legal department of their division or operating unit the nature of any payments that raise potential Anti-Corruption Laws concerns.

Any violations of the Anti-Corruption Laws must be reported immediately to each division’s legal department or to the corporate legal office. Because the immediate reporting of violations or potential violations is a critical component of the Company’s efforts to ensure compliance with the Anti-Corruption Laws, failure to report such violations could raise potential questions about an associate’s knowledge of, or complicity in, a prohibited transaction. Violations or potential violations may be reported without fear of retaliation for making such a report.

Laws in states and localities in the United States differ as to whether it is legal to use corporate funds for political contributions or expenditures. In this regard, Company employees must act in strict compliance with state and local laws. No Company contribution or expenditure may be made in connection with any state or local primary, election or referendum without the approval of the Board of Directors (the “Board”).

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Laws in foreign countries also differ as to the legality of the use of corporate funds for political contributions or expenditures. It is the policy of the Company to act in strict accordance, with applicable foreign laws, and no Company contribution or expenditure may be made in connection with a foreign election without the approval of the Board. To that measure, the Company maintains a specific anti-bribery and corruption policy with respect to its United Kingdom subsidiaries.

The Company’s relations with government officials must be beyond reproach. No officer, employee or agent of the Company may offer, promise, authorize or make any payment of money or anything else of value to any domestic or foreign government official or employee for the purpose of influencing any official act or decision. This prohibition covers officials and employees of any department, agency or instrumentality of any government, including any government-owned business enterprise. This policy against payments to officials is not intended to prohibit usual and customary entertainment of government officials and employees so long as the nature or value of such entertainment could not reasonably be construed as an attempt to “corrupt” or unduly influence the official.

Economic Sanctions Measures

The United States and other countries, from time to time, impose economic sanctions and trade embargoes on targeted countries, governments and individuals who threaten the peace, security or other policy objectives of the United States. The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces the primary set of regulations relating to U.S. economic sanctions.

The Company complies, and all of its employees are required to comply, scrupulously with the OFAC-administered sanctions programs. By law, “U.S. Persons” are required to comply with these sanctions. U.S. Persons include: United States citizens and permanent residents of the United States, wherever they are located; all entities organized in the United States (including their foreign branches); and all individuals, entities and organizations (collectively, “Persons”) actually located in the United States. For the sanctions against Cuba and Iran only, all entities owned or controlled by U.S. Persons, wherever organized or doing business (including foreign subsidiaries of United States firms), are also required by United States law to comply. The Company is a U.S. Person. As a matter of the Company’s policy, employees of the Company who are not U.S. Persons are also required to comply with OFAC-administered sanctions at all times, as though they were U.S. Persons. It is the responsibility of all Company officers, directors and employees to ensure that agents of the Company are aware of and comply with OFAC regulations.

The Company and all of its employees are required to comply scrupulously with the conditions, limitations, provisos, requirements and terms of all “specific licenses” issued to the Company by OFAC and of all “general licenses” contained in OFAC’s regulations implementing the individual sanctions programs in connection with any export, import, re-export, transfer, sale, marketing activity or proposal by the Company.

Violations of United States economic sanctions may result in the imposition of civil or criminal penalties on individuals and, in certain cases, the entity for which they act. Any associate who violates United States economics sanctions (or causes the Company to violate such sanctions) would be subject to disciplinary action, including potential termination of employment, in addition to any civil and/or criminal penalties imposed by the United States government.

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OFAC maintains territorial sanctions relating to certain countries (e.g., as of July 14, 2014, against Cuba, Iran, North Korea, Sudan and Syria) (the “Target Countries”). For a complete list of the countries against which sanctions are maintained and a description of the regulations administered by OFAC, please see the OFAC website at http://www.treasury.gov/resource-center/sanctions/Programs/ Pages/Programs.aspx. In certain cases, the sanctions apply not only to the territories of those countries but also to entities controlled by their governments, agents of such governments and, in most cases, residents of and Persons in those countries. Employees must review with, and obtain the prior clearance of the legal department for, any proposed activities involving or benefiting the governments, government agencies or government-controlled entities of these countries (wherever located), or Persons or service areas in these countries.

In addition, OFAC maintains, and frequently updates, its list of “Specially Designated Nationals and Blocked Persons” (the “SDN List”), which contains the names of Persons whose property and property interests are blocked pursuant to one of the sanctions programs (“Target Persons”).1 Target Countries and Target Persons (including Persons located in a Target Country with whom transactions are generally prohibited by sanctions) are referred to collectively as “Sanctions Targets.” The Company’s employees are prohibited from engaging in transactions or dealings with these Sanctions Targets – directly or indirectly – without a license from OFAC or an applicable exemption. The SDN List can be found on OFAC’s website at http://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/default.aspx. The OFAC website also keeps current the description of Target Countries and other programs comprising the United States sanctions regime. OFAC-administered sanctions programs are dynamic and are subject to change at any time.

Each sanctions program is different and responds to a different foreign policy context. Employees must check on each program’s scope separately with the legal department of their division. Elements found in many of OFAC’s sanctions programs include prohibitions on (1) dealing in a Sanctions Target’s “property and property interests,” defined very broadly to include assets, debts, contracts, contingent rights, patents, etc., including interests involving only partial ownership (referred to as “blocking” or “freezing” the property); (2) trade (exports, re-exports or imports) in goods, services and technology with a Target Country or its government; (3) investment in a Target Country; (4) performance of contracts with or in a Target Country; (5) transportation to or from a Target Country; and (6) facilitation (financing, guaranteeing, approving, etc.) by a U.S. person of a transaction with or benefiting a Sanctions Target where OFAC sanctions would prohibit the transaction if done directly by a U.S. Person or from the United States.

The blocking, exportation of services and facilitation prohibitions are interpreted by OFAC very broadly. OFAC-administered sanctions affect the Company’s ability to enter into contracts with or benefiting Target Countries, or with Persons on the SDN List. If new sanctions are imposed that block the property of Persons with whom the Company has uncompleted contractual commitments, the Company may be unable to perform under its contract, or may be required to obtain a license from OFAC before resuming any activities under the contract. When sanctions prohibit exportation of technology to a Target Country, an OFAC license may be required.

1 The SDN List covers “specially designated nationals” of the Target Countries, designated Persons in or related to, various regimes, as well as designated terrorists and terrorist groups, designated narcotics traffickers, designated proliferators of weapons of mass destruction and other Persons related to UN Security Council sanctions, their respective designated financiers and certain designated property (including entities) of these Persons.

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To ensure full compliance with United States economic sanctions, all employees should be aware of the following:

•	Employees are responsible for complying scrupulously with United States economic sanctions, including the terms and conditions of any licenses, whether obtained by the Company for specific transactions or included in OFAC regulations.

•	Prior to entering into a contract with foreign entities, the Company employees are required to know their proposed customers – who they are, what they do, where they are based and how they will use the goods, technology or software.

Employees must seek advice from their legal department regarding economic sanctions issues if a proposed transaction involves, directly or indirectly, a Sanctions Target.

Relationships with Customers and Suppliers

All customers and suppliers should be treated fairly and according to applicable laws, customs and regulations governing contractual obligations and related matters.

Customers must be offered the best products the Company can produce. We must be prompt and accurate in all transactions with them. Employees must not misrepresent the quality of any Company products. It has been the Company’s policy to sell products on their merits, not by disparaging competitors or their products. False and misleading statements about competitors are prohibited.

Business decisions regarding suppliers must be made on the basis of the quality, value and reliability of the product or service offered. Employees may not solicit or accept favors or gratuities from suppliers as a condition of doing business with the Company. Employees may not borrow money or accept advances or other personal payments or accept gifts or entertainment from any person or company doing business with the Company outside normal business practices. This prohibition is not intended to prevent an employee from borrowing money from commercial banks. If you have any doubts about a particular situation, contact your immediate supervisor.

Money Laundering Prevention

The Company is committed to full compliance with all applicable money laundering laws. The Company should conduct business with only reputable customers.

III.	Respect for All Employees

At the Company, our policies, practices and procedures are designed to insure that all employees are treated fairly and with respect, and that we treat others with that same level of courtesy. The Company does not, nor will not, tolerate any discriminatory practice by an employee. The Company values the unique contributions each individual brings to the workforce, and considers the different perspectives an important part of the Company’s ability to serve customers and succeed in the marketplace. The collective talents of our employees will be reflected in all parts of our business, including employment practices, market strategies, and purchasing activities.

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IV.	Conflicts of Interest

The Company expects employees to devote their best efforts and attention to the full-time performance of their jobs. Employees are expected to use good judgment, adhere to high ethical standards, and to avoid situations that create an actual or potential conflict between an employee’s personal interests and those of the Company. An actual or potential conflict of interest occurs when an officer, director, or employee is in a position to influence any Company business decision that may result in his or her personal loss or gain or a loss or gain for a relative, friend, or acquaintance. Personal loss or gain may result not only in cases where an officer, director, or employee (or his or her relative) has an ownership position in a firm with which the Company does business, but also when such a person receives or is promised any kickback, bribe, substantial gift, favor, or special consideration as a result of any transaction of business dealings involving the Company. For the purposes of this policy, a relative is any person who is related by blood or marriage, or whose relationship with an officer, director, or employee is similar to that of persons who are related by blood or marriage.

The following guidelines do not attempt to provide an exhaustive list of all possible conflicts of interest. Some of the more common conflicts from which employees should refrain, however, include:

•	Having any ownership interest in suppliers, customers or competitors, except for holdings of less than one percent of the outstanding stock of companies with publicly-traded stock, which holdings do not amount to a significant part of the employee’s personal worth;
•	Working for a competitor, supplier, or customer;
•	Engaging in self-employment in competition with the Company;
•	Holding another job or jobs, which, in the sole judgment of management, impairs the ability of the employee to perform satisfactorily for the Company;
•	Using proprietary or confidential Company information for personal gain or to the Company’s detriment, including purchasing or selling the Company’s shares if in possession of confidential information prior to public disclosure that might influence share prices;
•	Having a direct or indirect financial interest in, or relationship with, a competitor, customer, or supplier;
•	Using Company assets or labor for personal use;
•	Acquiring any interest in property or assets of any kind for the purpose of selling or leasing to the Company;
•	Developing a personal relationship with a subordinate employee of the Company that might interfere with the exercise of impartial judgment in decisions affecting the Company or any employee of the Company; and
•	Soliciting or accepting gifts, loans, commissions, fees, favors or other compensation from suppliers, customers, competitors or others with whom the Company does business, except: casual entertainment or gifts of minimal value consistent with accepted business practice, and loans from financial institutions on prevailing terms and conditions.

If an employee or someone with whom an employee has a close relationship has a financial or employment relationship with a competitor, customer, supplier, or potential supplier, the employee must disclose this fact in writing to the Company. Employees should be aware that if they enter into a personal relationship with a subordinate employee or with an employee of a competitor, supplier, or customer, a conflict of interest might exist that requires full disclosure to the Company.

A part-time employee may engage in outside employment, provided the employee discloses this fact and the outside employment does not interfere with the employee’s responsibilities at the Company; the outside employment is not for a competitor or in competition with any Company offering; and the Company’s tools, inventory, assets, equipment, or proprietary information are not used in the outside employment.

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If you are uncertain about entering into a transaction or taking any action that may not be in the interests of the Company or compatible with the loyalty and obligation inherent in your employment, you must first contact your immediate supervisor or business unit leader. If you find that you are in a situation contrary to the Company’s Policy on Conflicts of Interest, you must promptly take remedial steps. These prohibitions do not apply to indirect ownership through mutual funds or other investment securities the employee does not control.

Prompt disclosure and thorough discussion are the best ways to guard against conflicts of interest.

V.	Confidential Information

As a condition of employment, an employee must sign and abide by the Company Non Disclosure Agreement that requires an employee to, among other things, insure that the security of all confidential information and Company assets are protected.

No officer, director or employee of the Company, or any family member of any such person, shall do any of the following:

•	Discuss with, or inform others about, any actual or contemplated business transaction by the Company, its customers or vendors except in the performance of such person’s employment duties or in an official capacity and then only for the benefit of the Company, as appropriate, and in no event for personal gain or for the benefit of any other third party;
•	Give any information to any third party about any business transaction of the Company, its customers or vendors that are proposed or in process unless expressly authorized to do so by the President of the Company or such officer’s designee; and
•	Discuss the Company, its customers or vendors with any member of the press or media except with the prior authorization of the President of the Company or such officer’s designee. Each officer, director or employee of the Company shall refer all press inquiries to the President of the Company or such officer’s designee: the CEO, the Chief Financial Officer (the “CFO”) or the Chief Operating Officer (the “COO”).

The obligation to preserve confidential information continues even after employment or directorship terminates. At the conclusion of your employment, you must return all Company documents and records, including any copies.

VI.	Insider Trading

The Securities and Exchange Commission’s (the “SEC”) rules and regulations prohibit you from trading securities or tipping others to trade securities of the Company when you are aware of material information that has not been made available to the public. In general, material information is any information that could be considered important by a person in deciding whether to trade in a Company’s stock. Examples include: information relating to sales, earnings, proposed acquisitions, planned stock splits, proposed changes in dividends and other information that has the potential to affect the stock price of the Company.

As a general rule, if the information makes you think of buying or selling the stock of the Company, it probably would have the same effect on others and, therefore, is probably material information.

Insiders shall not use, act upon or disclose to any third party including, without limitation, any family member, any material information. If you have access to material non-public or inside information, whether it pertains to the Company or another company, you may not buy or sell the stock of the Company or the other company until it has been publicly disclosed and adequate time has passed for the securities markets to digest the information. In addition, you may not share this information with anyone, including family members, nor may you recommend to anyone that they buy or sell stock of the Company or the other company.

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Trading on inside information can have severe consequences. The SEC and similar agencies are authorized to bring a civil lawsuit against anyone who trades on inside information (or who provides another person with inside information) and also against the Company. Insider trading is also a crime subject to criminal penalties, including jail terms.

If you have any questions about the legality of trading Company securities or the securities of another company about which you have obtained inside information as a result of your work or someone else’s work for the Company, contact the Company’s CFO. It is far better to err on the side of caution than to risk fines, criminal sanctions, and the possible loss of your position.

VII.	Maintenance of Corporate Books, Records, Documents and Accounts

The integrity of our records and public disclosure depend on the validity, accuracy, timeliness and completeness of the information supporting the entries to our books of account. Therefore, our corporate and business records should be completed accurately and honestly. The intentional making of false or misleading entries, whether they relate to financial results or scientific or clinical test results, is strictly prohibited. Our records serve as a basis for managing our business and are important in meeting our obligations to shareholders, customers, suppliers, creditors, partners, employees, regulators, and others with whom we do business. As a result, it is important that our books, records, and accounts accurately and fully reflect, in reasonable detail, our assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities. We require that:

•	No entry be made in our books and records that intentionally hides or disguises the nature of any transaction or of any of our liabilities, or misclassifies any transactions as to accounts of accounting periods;
•	Transactions be supported by appropriate documentation;
•	The terms of sales and other commercial transactions be reflected accurately in the documentation for those transactions and all such documentation be reflected accurately in our books and records; and
•	Employees comply with our system of internal controls.

Any employee who falsifies or tampers with records will be disciplined. Records must be retained consistent with the Company’s document retention policy and federal, state and local laws.

VIII.	Quality of Public Disclosures

The Company has a responsibility to ensure that our reports and documents filed with or submitted to the SEC and our public communications shall include full, fair, accurate, timely, and understandable disclosure. The Company’s CEO and CFO bear particular responsibility in monitoring such disclosures and in the preparation, review, execution and certification of such reports and documents. Each financial reporting person who collects, provides, or analyzes information for or otherwise contributes in any way in preparing or verifying these reports and documents should strive to ensure that our disclosures are accurate. No Financial Reporting Person should knowingly make any false or misleading statement in any of our reports or documents filed with the SEC or knowingly omit any information necessary to make the disclosure in any of our reports accurate in all material respects.

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If at any time, you believe that information being provided to the SEC, corporate headquarters, the press or the shareholders (through SEC filings) is not accurate, contains errors or omissions or is misleading, you have an obligation to report that information to the appropriate individual.

IX.	Our Responsibilities to Each Other

Dignity and Respect

One of the Company’s goals is to attract and retain outstanding employees who will consistently contribute to the ongoing success of our organization. Each Company employee brings a unique background and set of skills to his or her position. It is the background and skill set that helped you attain your position at the Company. As a Company employee, the Company will treat you with dignity and respect. Similarly, the Company expects that employees will treat each other with dignity and respect.

Discrimination

The Company encourages diversity as a means to develop its global business. As such, discriminating against any employee or person with whom the Company does business on the basis of factors such as age, race, color, religion, gender, national origin, disability, or other legally protected status is a violation of our Code of Ethics and is not permitted.

Workplace Harassment and Violence

Workplace harassment and violence are unacceptable and will not be tolerated. Conduct that creates an unwelcome or uncomfortable situation or hostile work environment, including but not limited to unwelcome advances or requests for sexual favors, inappropriate comments, jokes, intimidation, bullying, or physical contact may be forms of workplace harassment. All Company employees should avoid any conduct that might be interpreted by their fellow employees as harassment or a threat of violence.

Safety and Health

The Company is committed to providing its employees with a safe workplace. Each of us is responsible for observing all safety and health rules that apply for our jobs and worksites. We are responsible for taking precautions to protect ourselves from accident, injury or any unsafe condition. Additionally, employees must promptly report unsafe or unhealthy conditions to their supervisors so that the Company can take immediate steps to correct those conditions.

Alcohol/Substance Abuse

The Company is a drug free workplace. We are committed to maintaining a work environment free from all forms of alcohol and drug abuse. The safety of all employees is compromised if even one employee reports to work while impaired from the use of alcohol or drugs. The use, possession, or distribution of authorized drugs or alcohol while on the Company’s premises or on company time is not permitted. All employees are encouraged to seek treatment for alcohol or drug abuse problems.

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IX.	Responsibilities and Enforcement

It is the responsibility of the Corporate Governance and Nominating Committee (the “Governance Committee”) of the Company’s Board to periodically review this Code of Ethics and its application within the organization. It is the responsibility of the Audit Committee of the Board to investigate questionable accounting or audit matters reported through the Company’s officers, directors or employees or any telephone hotline or web reporting system. It is the responsibility of the Company’s executive management group to respond to other legal or ethical concerns. It is the responsibility of each officer, director and employee of the Company to abide by this Code of Ethics, exercise proper supervision of the observance and implementation of this Code, and to report any violation. Any violation of this Code of Ethics should be reported to the President of the Company or such officer’s designee, who shall be identified by written notice to all officers, directors and employees from time to time. The Company shall furnish written notice from time to time of procedures for confidential and anonymous submission by employees for reporting concerns about any conduct within the Company that may violate the Company’s Code of Ethics and applicable governmental rules and regulations, including concerns about accounting practices, audits and loans to officers and directors. Employees are protected from retaliation for truthful submission of such information, whether reported to the Company through the Company’s officers, directors or employees or any telephone hotline or web reporting system established by the Company. The President, or such officer’s designee, shall take such action as such officer deems appropriate with respect to any person who violates, or whose family member violates, any provision of this Code of Ethics, and will inform the Company’s Board of all material violations. Any alleged violation by the President or any officer designated by the President as the person responsible for receiving notice of and addressing alleged violations of this Code of Ethics will be presented promptly to the Audit Committee of the Company’s Board for its consideration and such action as the committee, in its sole judgment, shall deem warranted. The President, or such officer’s designee, shall keep records of all reports created, and all action taken under this Code of Ethics in such manner and for such periods as are required under applicable law. Violations of this Code may result in discipline and, when appropriate, dismissal.

XI.	Protection and Proper Use of Company Assets

All employees and directors should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of employees and directors to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use of distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

XII	Reporting Violations of Law & Corporate Policy

It is Company policy that we be in a position to timely report any actual violations of law resulting from our operations to appropriate governmental authorities. It is also Company policy to cooperate fully with all government investigations of possible unlawful conduct. Any employee who obstructs or impedes any government investigation will be subject to disciplinary action, including dismissal, and may face criminal penalties.

You should report what you believe in good faith to be violations of law or Company policy - whether accidental or deliberate - to your immediate supervisor or to the Chairman of the Governance Committee of the Board. It is better to err on the side of reporting than to let a possible violation go unreported. A knowing failure to report a violation is itself a violation of the Code of Ethics.

All employees are expected to cooperate in the investigation of reported violations. Business unit management must report any actual violations of law or Company policy to corporate management. Supervisors and other managers who fail to adhere to these compliance procedures will be appropriately disciplined.

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Those investigating the violation will not, to the extent practical and appropriate under the circumstances to protect the privacy of the persons involved, disclose the identity of anyone who reports a suspected violation or who participates in the investigation. Employees should be aware that the individuals investigating the violation are obligated to act in the best interests of the Company, and do not act as personal representatives or lawyers for employees.

Employees will not be disciplined for reporting in good faith a suspected violation of law or Company policy, and penalties are likely to be less severe for both, any responsible employees and the Company, if wrongdoers come forward. The Company will not tolerate any direct or indirect retaliation against employees who report violations of law or Company policy and will discipline any supervisor or other employee found to have engaged in any such retaliation. Any employee who believes that he or she has been the subject of retaliation for reporting an offense should contact his or her immediate supervisor of the Chairman of the Governance Committee of the Board.

XIII.	Dissemination and Enforcement of the Code of Ethics

The Code of Ethics is an ongoing program, and the Company will make periodic changes in this policy as experience dictates. Suggestions for improving it should be directed to your business unit leader or the CEO.

The Company is distributing this policy to all employees. This distribution will be supplemented by appropriate review meetings and presentations on legal compliance. New employees will receive a copy of this policy in the course of their orientation and will be required to familiarize themselves with it.

This Code of Ethics will be strictly and consistently enforced against all employees regardless of position. Proven violations will result in disciplinary action, up to and including dismissal.

Grounds for disciplinary action include:

•	Violation of federal, state, local or applicable foreign law.
•	Violation of any aspect of the Code of Ethics, including the compliance procedures outlined above.
•	Direct or indirect retaliation against an employee for reporting a suspected violation of law or Company policy.
•	A supervisor’s negligence in failing to assure that his or her subordinates obey the law and Company policy or a supervisor’s condoning of a violation of law or Company policy.

In addition, the Company is committed to assisting federal, state and local authorities in prosecuting persons who violate criminal laws and will, where appropriate, bring a civil action against an employee to recover any damages to the Company caused by the employee’s wrongdoing.

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